Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2024

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2024 and December 31, 2023

(In thousands of Brazilian reais)

	Notes	June 30, 2024	December 31, 2023
		(unaudited)
Assets
Current assets
Cash and cash equivalents	4	723,408	553,030
Trade receivables	5	595,134	546,438
Inventories		344	1,382
Recoverable taxes		59,097	43,751
Other assets	7	56,512	58,905
Total current assets		1,434,495	1,203,506

Non-current assets
Trade receivables	5	39,940	39,485
Other assets	7	110,965	117,346
Investment in associate	8	52,839	51,834
Property and equipment	9	611,359	608,685
Right-of-use assets	11.2.2	801,409	767,609
Intangible assets	10	4,800,430	4,796,016
Total non-current assets		6,416,942	6,380,975

Total assets		7,851,437	7,584,481

Liabilities
Current liabilities
Trade payables		119,677	108,222
Loans and financing	11.2.1	163,501	179,252
Lease liabilities	11.2.2	41,077	36,898
Accounts payable to selling shareholders	11.2.3	248,849	353,998
Advances from customers		120,248	153,485
Labor and social obligations		237,264	192,294
Taxes payable		29,741	27,765
Income taxes payable		10,748	3,880
Other liabilities		3,254	2,773
Total current liabilities		974,359	1,058,567

Non-current liabilities
Loans and financing	11.2.1	1,621,314	1,621,523
Lease liabilities	11.2.2	880,624	837,671
Accounts payable to selling shareholders	11.2.3	148,583	212,869
Taxes payable		85,720	88,198
Provision for legal proceedings	20	99,256	104,361
Other liabilities		19,799	18,280
Total non-current liabilities		2,855,296	2,882,902
Total liabilities		3,829,655	3,941,469

Equity	14
Share capital		17	17
Additional paid-in capital		2,343,146	2,365,200
Treasury shares		(279,854)	(299,150)
Share-based compensation reserve		175,501	155,073
Retained earnings		1,741,969	1,380,365
Equity attributable to equity holders of the parent		3,980,779	3,601,505
Non-controlling interests		41,003	41,507
Total equity		4,021,782	3,643,012

Total liabilities and equity		7,851,437	7,584,481

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2024 and 2023

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	16	809,890	712,607	1,614,129	1,422,568
Cost of services	17	(314,842)	(284,295)	(584,346)	(531,902)
Gross profit		495,048	428,312	1,029,783	890,666

Selling, general and administrative expenses	17	(263,762)	(249,586)	(504,926)	(482,806)
Other expenses, net		(472)	(2,083)	(4,685)	(1,678)

Operating income		230,814	176,643	520,172	406,182

Finance income	18	23,733	23,892	49,263	51,579
Finance expenses	18	(92,284)	(114,118)	(192,180)	(238,357)
Net finance result		(68,551)	(90,226)	(142,917)	(186,778)

Share of income of associate	8	3,028	3,210	7,200	7,056

Income before income taxes		165,291	89,627	384,455	226,460

Income taxes expenses	19	(3,091)	(2,090)	(13,956)	(21,150)

Net income		162,200	87,537	370,499	205,310

Other comprehensive income		-	-	-	-
Total comprehensive income		162,200	87,537	370,499	205,310

Income attributable to:
Equity holders of the parent		158,211	82,789	361,604	194,916
Non-controlling interests		3,989	4,748	8,895	10,394
		162,200	87,537	370,499	205,310

Basic earnings per common share	15	1.76	0.92	4.02	2.17
Diluted earnings per common share	15	1.74	0.92	3.98	2.16

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2024 and 2023

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2023		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income		-	-	-	-	194,916	194,916	10,394	205,310
Total comprehensive income		-	-	-	-	194,916	194,916	10,394	205,310
Treasury shares		-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	17	-	-	-	13,398	-	13,398	-	13,398
Restricted shares transferred to executives		-	(2,571)	2,571	-	-	-	-	-
Dividends declared	14.b	-	-	-	-	-	-	(10,300)	(10,300)
Balances at June 30, 2023 (unaudited)		17	2,372,773	(314,745)	136,936	1,199,802	3,394,783	51,414	3,446,197

Balances at January 1, 2024		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012
Net income		-	-	-	-	361,604	361,604	8,895	370,499
Total comprehensive income		-	-	-	-	361,604	361,604	8,895	370,499
Share-based compensation	17	-	-	-	20,428	-	20,428	-	20,428
Treasury shares transferred to executives from exercise of stock options	13.b.1	-	(943)	6,484	-	-	5,541	-	5,541
Restricted shares transferred under the share-based compensation plan	13.b.2	-	(21,111)	12,812	-	-	(8,299)	-	(8,299)
Dividends declared	14.b	-	-	-	-	-	-	(9,399)	(9,399)
Balances at June 30, 2024 (unaudited)		17	2,343,146	(279,854)	175,501	1,741,969	3,980,779	41,003	4,021,782

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	June 30, 2024	June 30, 2023
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		384,455	226,460
Adjustments to reconcile income before income taxes
Depreciation and amortization	17	163,307	138,264
Write-off of property and equipment		139	246
Write-off of intangible assets		163	259
Allowance for expected credit losses	5	30,018	39,086
Share-based compensation	17	20,428	13,398
Net foreign exchange differences		(797)	539
Accrued interest	18	102,278	152,404
Accrued interest on lease liabilities	11.2.2, 11.5, 18	53,770	49,033
Share of income of associate	8	(7,200)	(7,056)
Provision (reversal) for legal proceedings		3,040	6,934

Changes in assets and liabilities
Trade receivables		(79,169)	(62,359)
Inventories		1,038	4,241
Recoverable taxes		(15,346)	(23,107)
Other assets		629	(9,121)
Trade payables		11,455	(1,103)
Taxes payable		319	18,502
Advances from customers		(33,237)	(43,709)
Labor and social obligations		44,970	59,249
Other liabilities		3,117	4,320
		683,377	566,480
Income taxes paid		(16,208)	(28,988)
Net cash flows from operating activities		667,169	537,492

Investing activities
Acquisition of property and equipment	9	(45,989)	(56,907)
Acquisition of intangibles assets	10	(91,119)	(45,250)
Dividends received	8	6,195	5,101
Acquisition of subsidiaries, net of cash acquired	11.2.3	(164,577)	(626,594)
Payments of interest from acquisition of subsidiaries and intangibles	11.2.3	(25,000)	(14,264)
Net cash flows used in investing activities		(320,490)	(737,914)

Financing activities
Payments of principal of loans and financing	11.5	(11,524)	(1,116)
Payments of interest of loans and financing	11.5	(87,933)	(66,189)
Proceeds from loans and financing	11.5	-	5,288
Payments of principal of lease liabilities	11.2.2, 11.5	(19,859)	(14,026)
Payments of interest of lease liabilities	11.2.2, 11.5	(53,924)	(52,213)
Treasury shares		-	(12,369)
Proceeds from exercise of stock options		5,541	-
Dividends paid to non-controlling shareholders	14.b	(9,399)	(10,300)
Net cash flows generated (used) in financing activities		(177,098)	(150,925)
Net foreign exchange differences		797	(539)
Net increase (decrease) in cash and cash equivalents		170,378	(351,886)
Cash and cash equivalents at the beginning of the period	4	553,030	1,093,082
Cash and cash equivalents at the end of the period	4	723,408	741,196

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), as a result of Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical school seats in the country. In non-regulated education, the Company provides services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

On January 24, 2024, the Ministry of Education (“MEC”) authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600. With the authorization, the Company reaches 100 medical school seats on this campus, and 3,203 total approved seats. The operation of these medical school seats started in the first quarter of 2024.

Acquisition in 2023

On January 2, 2023, Afya Participações S.A. (“Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIMA”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FCM Jaboatão”).

The aggregate purchase price of R$816,236 is comprised by: i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date (of which R$567,196 represents the cash paid net of cash acquired (included in cash flows from investing activities)), and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of Afya’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date. There are 84 additional medical school seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and accordingly the contingent consideration was not measured at the acquisition date. Should the additional medical school seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2	Material accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and the basis it will continue to operate as a going concern for the foreseeable future.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration (earn-outs) that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2023.

Afya is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

The Company segregated the payments of principal and interest of loans and financing, lease liabilities and accounts payables to selling shareholders in the unaudited interim condensed consolidated statements of cash flows for the six-month period ended June 30, 2024, in accordance with the provisions set forth in IAS 7 – Statement of Cash Flows. As a result, Management revised, retrospectively, the prior period unaudited interim condensed consolidated statements of cash flows for the six-month period ended June 30, 2023, for comparative purposes. The Company assessed the materiality of this matter and, based on an analysis of quantitative and qualitative considerations, determined that the segregation of payments of principal and interest on prior period over such transactions is not material to its unaudited interim condensed consolidated financial statements. However, even if it is not material, the segregation of payments of principal and interest regarding such transactions for the six-month period ended June 30, 2023 are appropriate for the users of the unaudited interim condensed consolidated financial statements, considering the comparability of such information over the periods presented. The payments of interest of loans and financing, lease liabilities, notes payable and accounts payables to selling shareholders are classified within the unaudited interim condensed consolidated statements of cash flows under the same activities of which the payments of principal are classified. As a result, no change occurred in the net cash flows used in investing activities and net cash flows generated (used) in financing activities in the unaudited interim condensed consolidated statements of cash flows for the six-month period ended June 30, 2023.

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors for issuance on August 14, 2024.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023. Certain amendments apply for the first time in 2024, but do not have significant impacts on the Company’s interim condensed consolidated financial statements.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Basis consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	June 30, 2024 (unaudited)	December 31, 2023
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”) (i)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	-	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”) (ii)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”)	Medical education content	Recife - PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) PebMed was merged with Afya Brazil in April 2024.

(ii) RX PRO LOG had its operations closed down in January 2024.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the subsidiaries acquired is included in the Company’s unaudited interim condensed consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Business units restructuring

In connection with a restructuring project occurred across the Continuing education and Medical practice solutions segments, the Pilar 1 entities (Medcel, Além da Medicina, CardioPapers and Medical Harbour), which offer residency preparation programs, specialization test preparation and other medical capabilities, were moved into the Continuing education segment. This strategic project aims to integrate all continuing education capabilities into one single structure that will be responsible for offerings that address physicians education and continuous update needs from the graduation and throughout their careers, while exploring the potential synergies among those operations.

This restructuring project took place since the first quarter of 2024 and represents how the segments are monitored internally. Due to changes in operating segments, the segment information as of December 31, 2023 and for the six-month period ended June 30, 2023 have been retroactively adjusted for comparison purposes.

The tables below present assets and liabilities information for the Company’s operating segments as of June 30, 2024 and December 31, 2023, respectively:

As of June 30, 2024 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,363,717	347,989	144,128	7,855,834	(4,397)	7,851,437
Current assets	1,224,701	163,118	51,073	1,438,892	(4,397)	1,434,495
Non-current assets	6,139,016	184,871	93,055	6,416,942	-	6,416,942

Total liabilities and equity	7,363,717	347,989	144,128	7,855,834	(4,397)	7,851,437
Current liabilities	697,103	231,757	49,896	978,756	(4,397)	974,359
Non-current liabilities	2,758,821	73,948	22,527	2,855,296	-	2,855,296
Equity	3,907,793	42,284	71,705	4,021,782	-	4,021,782

Other disclosures
Investments in associate (i)	52,839	-	-	52,839	-	52,839
Capital expenditures (ii)	109,760	18,538	8,810	137,108	-	137,108

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	155,511	58,056	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	181,397	96,580	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	221,002	61,124	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	73,960	25,087	2,882,902	-	2,882,902
Equity	3,532,641	41,946	68,425	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	64,655	17,819	19,683	102,157	-	102,157

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Balances for the six-month period ended June 30, 2023 (unaudited). Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2024 and 2023:

June 30, 2024 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,414,166	126,090	73,873	1,614,129	-	1,614,129
Inter-segment	-	1,416	2,981	4,397	(4,397)	-
Revenue	1,414,166	127,506	76,854	1,618,526	(4,397)	1,614,129
Cost of services	(517,741)	(50,261)	(20,741)	(588,743)	4,397	(584,346)
Gross profit	896,425	77,245	56,113	1,029,783	-	1,029,783
Selling, general and administrative expenses						(504,926)
Other expenses, net						(4,685)
Operating income						520,172
Finance income						49,263
Finance expenses						(192,180)
Share of income of associate						7,200
Income before income taxes						384,455
Income taxes expenses						(13,956)
Net income						370,499

June 30, 2023 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,246,240	109,633	66,695	1,422,568	-	1,422,568
Inter-segment	-	4,042	1,144	5,186	(5,186)	-
Revenue	1,246,240	113,675	67,839	1,427,754	(5,186)	1,422,568
Cost of services	(474,165)	(44,901)	(18,022)	(537,088)	5,186	(531,902)
Gross profit	772,075	68,774	49,817	890,666	-	890,666
Selling, general and administrative expenses						(482,806)
Other expenses, net						(1,678)
Operating income						406,182
Finance income						51,579
Finance expenses						(238,357)
Share of income of associate						7,056
Income before income taxes						226,460
Income taxes expenses						(21,150)
Net income						205,310

Seasonality of operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments; and (iii) Além da Medicina and Cardiopapers Afya Papers revenues, which are sold in the last and first quarter of the year due to the timeline of exams and recognized mainly over time.

Medical practice solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Cash and cash equivalents

	June 30, 2024	December 31, 2023
	(unaudited)
Cash and bank deposits	8,922	11,746
Cash equivalents	714,486	541,284
	723,408	553,030

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investment funds managed by highly rated financial institutions.

As of June 30, 2024, the average interest on these investments is equivalent to 97% of the CDI rate (December 31, 2023: 100.8%). These funds are available for immediate use and have an insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$6,935 as of June 30, 2024 (December 31, 2023: R$23,173).

5	Trade receivables

	June 30, 2024	December 31, 2023
	(unaudited)
Tuition fees	515,519	461,066
Educational content (i)	50,113	49,135
FIES	73,963	62,971
Educational credits (ii)	25,140	29,391
Mobile app subscription (iii)	18,521	29,091
Other	18,653	15,667
	701,909	647,321
(-) Allowance for expected credit losses	(66,835)	(61,398)
	635,074	585,923
Current	595,134	546,438
Non-current	39,940	39,485

(i) Related to trade receivables from sales of e-books and medical courses through digital platform from Medcel, Além da Medicina and Cardiopapers.

(ii) Related to the financing programs offered by the Company’s subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.

(iii) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of June 30, 2024 and December 31, 2023, the aging of trade receivables was as follows:

	June 30, 2024	December 31, 2023
	(unaudited)
Neither past due nor impaired	333,890	323,614
Past due:
1 to 30 days	85,070	73,563
31 to 90 days	130,786	109,908
91 to 180 days	96,768	85,193
More than 180 days	55,395	55,043
	701,909	647,321

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for expected credit losses for the six-month periods ended June 30, 2024 and 2023, was as follows:

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Opening balance	(61,398)	(44,046)
Additions	(30,018)	(39,086)
Write-offs	24,581	24,000
Closing balance	(66,835)	(59,132)

6	Related parties

The tables below summarize the balances and transactions with related parties:

	June 30, 2024	December 31, 2023
	(unaudited)
Assets
Trade receivables (i)	466	693
Other assets (ii)	1,050	285
	1,516	978
Current	466	792
Non-current	1,050	186

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Other income (expenses)
UEPC (i)	179	304
EMIVE Patrulha 24 Horas Ltda. (iii)	4	-
	183	304

Leases (iv)
RVL Esteves Gestão Imobiliária S.A.	12,569	11,294
UNIVAÇO Patrimonial Ltda.	1,798	1,786
IESVAP Patrimonial Ltda.	2,595	2,577
	16,962	15,657

(i) Refers to sales of educational content from Medcel to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann SE& Co. KGaA.

(iii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

(iv) The carrying amounts of lease liabilities with related parties as of June 30, 2024 totaled R$234,289 (December 31, 2023: R$223,496).

Lease agreement with RVL Esteves Gestão Imobiliária S.A.

On June 14, 2024, RVL Esteves Gestão Imobiliária S.A. (“RVL”) entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$114, with a grace period of 12 months. The monthly amount payable should be adjusted by the inflation rate (IPCA) after 12 months. The lease agreement is for a term of 20 years.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statement of income comprised the following:

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Short-term employee benefits	10,106	7,131
Share-based compensation plans	12,412	9,905
	22,518	17,036

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See further details on the share-based compensation plans in Note 13.

7	Other assets

	June 30, 2024	December 31, 2023
	(unaudited)
Indemnification assets	73,710	81,855
Advances	29,562	39,890
Judicial deposits	14,653	14,187
Prepaid expenses	24,611	15,820
Other FIES credits	7,908	8,674
Dividends	1,668	1,668
Deferred tax assets	2,181	3,233
Other assets	13,184	10,924
	167,477	176,251
Current	56,512	58,905
Non-current	110,965	117,346

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

8	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	June 30, 2024	December 31, 2023
	(unaudited)
Current assets	31,237	29,004
Non-current assets	118,269	120,289
Current liabilities	(26,977)	(28,842)
Non-current liabilities	(90,341)	(91,613)
Equity	32,188	28,838
Company’s share in equity - 30%	9,656	8,651
Goodwill	43,183	43,183
Carrying amount of the investment	52,839	51,834

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Revenue	78,583	77,023
Cost of services	(28,045)	(29,633)
Selling, general and administrative expenses	(23,010)	(20,396)
Net finance result	(2,646)	(2,589)
Income before income taxes	24,882	24,405
Income taxes expenses	(883)	(886)
Net income	23,999	23,519
Company’s share of income	7,200	7,056

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Opening balance	51,834	53,907
Share of income	7,200	7,056
Dividends received	(6,195)	(5,101)
Dividends receivable	-	(3,193)
Closing balance	52,839	52,669

There were no impairment indicatives of goodwill from the investment in associate for the six-month period ended June 30, 2024.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Property and equipment

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	95	11,842	-	409	11,010	10,295	717	46	22,493	56,907
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(502)	-	(319)	(288)	(136)	(3,133)	(125)	(7)	(4,510)
Transfer	400	2,371	-	-	23	78	-	57,504	(60,376)	-
As of June 30, 2023 (unaudited)	92,352	121,830	18,852	1,143	105,841	79,564	36,275	214,012	48,861	718,730

As of January 1, 2024	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	54	10,930	-	130	7,889	8,146	226	-	18,614	45,989
Write-off (i)	-	(396)	-	(2)	(281)	(340)	-	(21)	-	(1,040)
Transfer	661	-	-	142	-	-	-	30,476	(31,137)	142
As of June 30, 2024 (unaudited)	93,947	130,515	18,852	1,624	118,467	90,616	32,114	294,903	21,439	802,477

Depreciation
As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(1,862)	(7,446)	-	(174)	(6,177)	(6,049)	(1,752)	(12,090)	-	(35,550)
Write-off (i)	-	456	-	92	150	34	3,465	67	-	4,264
As of June 30, 2023 (unaudited)	(7,613)	(27,620)	-	206	(16,376)	(27,852)	(21,175)	(30,122)	-	(130,552)

As of January 1, 2024	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(2,071)	(8,420)	-	(191)	(6,478)	(7,505)	(1,522)	(16,989)	-	(43,176)
Write-off (i)	-	363	-	2	229	286	-	21	-	901
Transfer	-	-	-	(142)	-	-	-	-	-	(142)
As of June 30, 2024 (unaudited)	(11,750)	(36,900)	-	(133)	(26,626)	(34,091)	(20,174)	(61,444)	-	(191,118)

Net book value
As of June 30, 2024 (unaudited)	82,197	93,615	18,852	1,491	91,841	56,525	11,940	233,459	21,439	611,359
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment for the six-month period ended June 30, 2024.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	481	3,722	18,922	8,439	13,686	-	45,250
Write-off (i)	-	-	-	-	(2,272)	-	-	(893)	-	-	(3,165)
Remeasurement (ii)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	13,062	4,785	16	(3,058)	(14,805)	-	-
Business combinations (iii)	91,390	576,604	-	145,987	63	-	-	-	-	-	814,044
As of June 30, 2023 (unaudited)	1,350,991	2,766,418	182,060	581,803	54,634	78,096	109,687	60,185	13,615	1,055	5,198,544

As of January 1, 2024	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (iv)	-	49,600	-	-	961	5,010	8,616	15,150	11,782	-	91,119
Write-off (i)	-	-	-	-	-	(162)	(35)	-	-	-	(197)
Transfer	-	-	-	-	13,885	1,041	-	(97)	(14,829)	-	-
As of June 30, 2024 (unaudited)	1,334,699	2,825,677	182,060	578,267	85,996	90,090	137,058	89,945	9,087	1,055	5,333,934

Amortization
As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(3,469)	(46,007)	(4,042)	(6,615)	(8,787)	(2,582)	-	(51)	(71,553)
Write-off (i)	-	-	-	-	2,013	-	-	893	-	-	2,906
As of June 30, 2023 (unaudited)	-	-	(18,424)	(258,370)	(19,306)	(33,177)	(18,880)	(18,728)	-	(130)	(367,015)

As of January 1, 2024	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(9,944)	(39,024)	(7,203)	(9,482)	(11,549)	(9,340)	-	-	(86,542)
Write-off (i)	-	-	-	-	-	1	33	-	-	-	34
As of June 30, 2024 (unaudited)	-	-	(35,982)	(340,971)	(31,297)	(51,711)	(43,119)	(30,240)	-	(184)	(533,504)

Net book value
As of June 30, 2024 (unaudited)	1,334,699	2,825,677	146,078	237,296	54,699	38,379	93,939	59,705	9,087	871	4,800,430
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016

(i) Refers to intangible assets written-off as result of lack of expectation of future use.

(ii) Goodwill: During the measurement period, results of operation differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the six-month period ended June 30, 2023.

(iii) Business combination: On January 2, 2023, Afya Brazil acquired DelRey, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses.

(iv) On January 24, 2024, MEC authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. There were no impairment indicatives of goodwill and intangible assets with indefinite lives for the six-month period ended June 30, 2024.

Other intangible assets

For the six-month period ended June 30, 2024 and for the year ended December 31, 2023 there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

11	Financial assets and financial liabilities

11.1	Financial assets

	June 30, 2024	December 31, 2023
At amortized cost	(unaudited)
Trade receivables	635,074	585,923
Dividends receivable	1,668	1,668
	636,742	587,591
Current	596,802	548,106
Non-current	39,940	39,485

11.2	Financial liabilities

	June 30, 2024	December 31, 2023
At amortized cost	(unaudited)
Trade payables	119,677	108,222
Loans and financing	1,784,815	1,800,775
Lease liabilities	921,701	874,569
Accounts payable to selling shareholders	378,322	530,915
	3,204,515	3,314,481
Current	557,205	642,872
Non-current	2,647,310	2,671,609

	June 30, 2024	December 31, 2023
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	19,110	35,952
	19,110	35,952
Current	15,899	35,498
Non-current	3,211	454

11.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2024	December 31, 2023
				(unaudited)
Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	10,609	21,405
Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	411,517	412,880
Softbank	Brazilian real	6.5% p.y.	2026	827,327	825,957
FINEP	Brazilian real	TJLP p.y.	2027	9,693	11,193
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	525,669	529,340
				1,784,815	1,800,775
Current				163,501	179,252
Non-current				1,621,314	1,621,523

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of June 30, 2024 and December 31, 2023 and the movements during the six-month periods ended June 30, 2024 and 2023 are shown below:

	June 30, 2024 (unaudited)		June 30, 2023 (unaudited)
	Right-of-use assets	Lease liabilities	Right-of-use assets	Lease liabilities

Opening balance	767,609	874,569	690,073	769,525
Additions	27,783	27,783	2,487	2,487
Remeasurement	41,530	41,530	35,138	35,138
Business combination	-	-	65,408	65,408
Depreciation expense	(33,589)	-	(31,161)	-
Interest expense	-	53,770	-	49,033
Payments of principal (i)	-	(19,859)	-	(14,026)
Payments of interest (i)	-	(53,924)	-	(52,213)
Write-off (ii)	(1,924)	(2,168)	(2,433)	(3,507)
Closing balance	801,409	921,701	759,512	851,845

Balances as of	June 30, 2024 (unaudited)		December 31, 2023
Current	-	41,077	-	36,898
Non-current	801,409	880,624	767,609	837,671

(i) Payments of principal and interest from lease liabilities are included in cash flows from financing activities.

(ii) Refers to anticipated termination of real estate leasing contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$3,480 for the six-month period ended June 30, 2024 (R$4,644 for the six-month period ended June 30, 2023).

11.2.3	Accounts payable to selling shareholders

	June 30, 2024	December 31, 2023
	(unaudited)
Earn-outs
Medical Harbour	-	3,000
Shosp	454	454
Além da Medicina	9,149	18,325
CardioPapers	9,507	14,173

Accounts payable at amortized cost
IPEMED	-	12,805
UniRedentor	28,573	27,155
UniSL	-	15,064
FCMPB	66,466	63,168
Unigranrio	164,393	156,235
DelRey	118,890	256,488

	397,432	566,867
Current	248,849	353,998
Non-current	148,583	212,869

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)

Opening balance	566,867	528,678
Additions	-	250,000
Payments of principal (i)	(164,577)	(52,206)
Payment of interest (i)	(25,000)	(12,191)
Interest	19,402	47,758
Remeasurement of earn-outs (ii)	740	2,556
Closing balance	397,432	764,595

(i) Payments of principal and interest from acquisition of subsidiaries are included in cash flows from investing activities.

(ii) During the measurement period, management’s expectation has been reviewed based on performance for revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 as of June 30, 2023. These are measured by the Company at the present value.

11.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2024 (unaudited)		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	1,784,815	1,778,197	1,800,775	1,795,752
	1,784,815	1,778,197	1,800,775	1,795,752

The Company assessed that the fair values of trade receivables, other assets, trade payables, lease liabilities, accounts payable to selling shareholders and other liabilities approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2023 to June 30, 2024.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. As of June 30, 2024, it was assessed that it is probable that the targets that trigger the contingent considerations payments (earn-outs) recognized will be met. The fair value of the contingent consideration determined at June 30, 2024 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The fair value is determined using a DCF method. The own non-performance risk at June 30, 2024 was assessed to be insignificant.

11.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of June 30, 2024.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	June 30, 2024	Index	Base rate
	(unaudited)
Cash equivalents	707,551	CDI	74,167
Loans and financing	(947,795)	CDI	(116,037)
Loans and financing	(9,693)	TJLP	(647)
Accounts payable to selling shareholders	(259,432)	CDI	(26,981)
Accounts payable to selling shareholders	(118,890)	SELIC	(12,365)
Net exposure			(81,863)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(4,712)	(9,424)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$6,935 as of June 30, 2024 (December 31, 2023: R$23,173).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.5583 to U.S. dollar 1.00) as of June 30, 2024, with all other variables held constant.

	Exposure	+10%	-10%
	6,935	694	(694)
Cash equivalents

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on June 30, 2024 and December 31, 2023.

11.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2024 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	119,677	-	-	-	119,677
Loans and financing	219,597	1,618,926	264,929	-	2,103,452
Lease liabilities	147,523	282,511	272,884	1,310,498	2,013,416
Accounts payable to selling shareholders	177,064	247,337	-	-	424,401
	663,861	2,148,774	537,813	1,310,498	4,660,946

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
	932,631	1,883,457	823,782	1,261,213	4,901,083

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.5	Changes in liabilities arising from financing activities

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	June 30, 2024
							(unaudited)
Loans and financing (i)	1,800,775	(11,524)	(87,933)	-	82,136	1,361	1,784,815
Lease liabilities (i)	874,569	(19,859)	(53,924)	69,313	53,770	(2,168)	921,701
Dividends payable	-	(9,399)	-	9,399	-	-	-
	2,675,344	(40,782)	(141,857)	78,712	135,906	(807)	2,706,516

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	June 30, 2023
								(unaudited)
Loans and financing (i)	1,882,901	(1,116)	(66,189)	5,288	102,512	-	1,758	1,925,154
Lease liabilities (i)	769,525	(14,026)	(52,213)	37,625	49,033	65,408	(3,507)	851,845
Dividends payable	-	(10,300)	-	10,300	-	-	-	-
	2,652,426	(25,442)	(118,402)	53,213	151,545	65,408	(1,749)	2,776,999

(i) Payments of principal and interest from loans and financing and lease liabilities are included in cash flows from financing activities.

12	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants attached to the debentures and other loans and financing, including net debt ratio to adjusted EBITDA. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financings. There have been no breaches of the financial covenants of any loans and financing in the current period.

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2024.

13	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$8,047 and R$9,538 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the six-month periods ended June 30, 2024 and 2023, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the strike price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with strike price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs), resulting in a weighted average conversion ratio of 0.12 RSUs per stock option, with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remained the same as the original plan.

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

During the six-month period ended June 30, 2024 there were no stock options granted by the Company (June 30, 2023: 45,000 stock options granted).

The table below presents the number and movements in stock options for the six-month periods ended June 30, 2024 and 2023:

	Weighted average strike price (in Brazilian Reais)	Number of stock options
		June 30, 2024	June 30, 2023
		(unaudited)	(unaudited)
Outstanding at January 1	64.33	1,696,064	3,729,287
Granted	-	-	45,000
Exercised	61.75	(90,373)	-
Forfeited	61.19	(4,182)	(333,111)
Expired	61.27	(14,148)	(211,882)
Outstanding at June 30	65.71	1,587,361	3,229,294
Exercisable	74.29	496,784	1,578,045

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the six-month periods ended June 30, 2024 and 2023 was R$11,387 and R$9,672, respectively.

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the six-month period ended June 30, 2024 there were no RSUs granted by the Company (June 30, 2023: 24,000 RSUs granted).

The table below presents the number and movements in restricted shares for the six-month periods ended June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Outstanding at January 1	854,431	447,224
Granted	-	24,000
Exercised	(222,910)	(44,725)
Forfeited	(8,554)	(21,894)
Outstanding at June 30	622,967	404,605

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the six-month periods ended June 30, 2024 and 2023 were R$9,041 and R$3,726, respectively. Labor and social obligations were R$5,737 and R$2,357 for the six-month periods ended June 30, 2024 and 2023, respectively.

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Equity

a) Share capital

As of June 30, 2024 and December 31, 2023, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares as of June 30, 2024 and 47,920,068 class A common shares and 45,802,763 class B common shares as of December 31, 2023. As of June 30, 2024 and December 31, 2023, the Company’s authorized capital was US$50 thousand.

b) Dividends

In the six-month period ended June 30, 2024, CCSI and IESVAP approved the payment of dividends of R$40,340, which R$30,941 was distributed to the Company and R$9,399 to non-controlling shareholders (June 30, 2023: R$34,774, which R$24,474 was distributed to the Company and R$10,300 to non-controlling shareholders).

c) Share repurchase program

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

The following table illustrates the number and movements in treasury shares during the six-month periods ended June 30, 2024 and 2023:

	June 30, 2024 (unaudited)		June 30, 2023 (unaudited)
	Number of shares	Average price (in Brazilian Reais)	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1	3,773,478	79.28	3,786,285	80.54
Repurchased	-	-	216,339	57.17
Transferred under the share-based compensation plan	(243,534)	79.28	(32,429)	79.28
Outstanding at June 30	3,529,944	79.28	3,970,195	79.28

15	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Softbank’s series A perpetual convertible preferred shares are dilutive for the six-month period ended June 30, 2024 and are included on diluted earnings per share (Antidilutive, and not included on diluted earnings per share for the three-month period ended June 30, 2024 and for the three and six-month periods ended June 30, 2023).

The table below presents the basic and diluted earnings per share calculations:

	Three-month period ended		Six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	158,211	82,789	361,604	194,916
Interest on convertible preferred shares	-	-	25,456	-
Profit attributable to equity holders adjusted for the effect of the dilution	158,211	82,789	387,060	194,916
Denominator
Weighted average number of shares outstanding	90,072,647	89,808,434	90,021,039	89,872,136
Effects of dilution from stock options and restricted share units	1,096,430	473,143	1,239,242	557,174
Effects of dilution from convertible preferred shares	-	-	5,917,888	-
Weighted average number of outstanding shares adjusted for the effect of dilution	91,169,077	90,281,577	97,178,169	90,429,310

Basic earnings per share (R$)	1.76	0.92	4.02	2.17
Diluted earnings per share (R$)	1.74	0.92	3.98	2.16

16	Revenue

	Three-month period ended		Six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	986,598	866,746	1,967,573	1,729,136
Other	73,094	62,108	145,773	127,092
Deductions
Discount and scholarships	(67,621)	(59,431)	(143,258)	(112,067)
Early payment discounts	(51,827)	(45,283)	(100,051)	(100,000)
Returns	(3,310)	(5,385)	(11,544)	(13,271)
Taxes	(42,161)	(34,834)	(80,858)	(70,556)
PROUNI	(84,883)	(71,314)	(163,506)	(137,766)
	809,890	712,607	1,614,129	1,422,568

Timing of revenue recognition of revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	800,302	698,664	1,590,451	1,393,180
Other - Transferred at a point in time	9,588	13,943	23,678	29,388

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2024 and 2023:

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	June 30, 2024
					(unaudited)
Types of services or goods	1,414,166	127,506	76,854	(4,397)	1,614,129
Tuition fees	1,405,444	80,054	-	-	1,485,498
Other	8,722	47,452	76,854	(4,397)	128,631

Timing of revenue recognition	1,414,166	127,506	76,854	(4,397)	1,614,129
Transferred over time	1,405,444	116,556	72,848	(4,397)	1,590,451
Transferred at a point in time	8,722	10,950	4,006	-	23,678

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	June 30, 2023
					(unaudited)
Types of services or goods	1,246,240	113,675	67,839	(5,186)	1,422,568
Tuition fees	1,237,508	70,423	-	-	1,307,931
Other	8,732	43,252	67,839	(5,186)	114,637

Timing of revenue recognition	1,246,240	113,675	67,839	(5,186)	1,422,568
Transferred over time	1,237,508	97,459	63,399	(5,186)	1,393,180
Transferred at a point in time	8,732	16,216	4,440	-	29,388

17	Costs and expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll	(293,645)	(280,772)	(554,192)	(529,916)
Hospital and medical agreements	(24,835)	(22,230)	(48,754)	(41,446)
Depreciation and amortization	(84,038)	(72,306)	(163,307)	(138,264)
Lease expenses	(2,148)	(2,017)	(3,480)	(4,644)
Utilities	(6,100)	(5,624)	(10,246)	(9,776)
Maintenance	(26,163)	(26,101)	(54,005)	(48,622)
Share-based compensation	(11,798)	(6,902)	(20,428)	(13,398)
Tax expenses	(3,401)	(2,753)	(5,959)	(4,892)
Pedagogical services	(24,966)	(19,242)	(41,577)	(31,994)
Sales and marketing	(18,378)	(15,803)	(34,656)	(29,389)
Allowance for expected credit losses	(14,754)	(21,392)	(30,018)	(39,086)
Travel expenses	(4,647)	(3,683)	(7,253)	(6,794)
Consulting fees	(13,698)	(12,558)	(23,718)	(32,488)
Other	(50,033)	(42,498)	(91,679)	(83,999)
	(578,604)	(533,881)	(1,089,272)	(1,014,708)
Cost of services	(314,842)	(284,295)	(584,346)	(531,902)
Selling, general and administrative expenses	(263,762)	(249,586)	(504,926)	(482,806)
	(578,604)	(533,881)	(1,089,272)	(1,014,708)

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	13,641	18,291	25,468	34,944
Interest received	8,619	4,842	21,034	15,141
Other	1,473	759	2,761	1,494
Finance income	23,733	23,892	49,263	51,579

Interest expense	(50,533)	(74,867)	(102,278)	(152,404)
Interest expense on lease liabilities	(27,026)	(23,507)	(53,770)	(49,033)
Financial discounts granted	(7,170)	(6,828)	(14,949)	(13,878)
Bank fees	(1,027)	(1,560)	(2,557)	(3,531)
Taxes on financial transactions (IOF)	(50)	(221)	(682)	(1,511)
Other	(6,478)	(7,135)	(17,944)	(18,000)
Finance expenses	(92,284)	(114,118)	(192,180)	(238,357)

Net finance result	(68,551)	(90,226)	(142,917)	(186,778)

19	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below presents the reconciliation of income tax expense for the six-month periods ended June 30, 2024 and 2023:

	Three-month period ended		Six-month period ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	165,291	89,627	384,455	226,460
Statutory income taxes rate	34%	34%	34%	34%
Income taxes at statutory rate	(56,199)	(30,473)	(130,715)	(76,996)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(8,949)	(7,758)	(16,910)	(15,518)
PROUNI - Fiscal incentive (i)	89,502	77,210	193,615	167,681
Unrecognized deferred taxes	(27,216)	(42,133)	(60,271)	(91,241)
Presumed profit income tax regime effect (ii)	(210)	(1,919)	(185)	(3,417)
Permanent adjustments	(1,766)	(884)	(3,265)	(5,378)
Other	1,747	3,867	3,775	3,719
Income taxes expense	(3,091)	(2,090)	(13,956)	(21,150)
Effective rate	1.9%	2.3%	3.6%	9.3%

(i) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by said Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of June 30, 2024, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,326,587 of tax-basis (December 31, 2023: R$1,211,909) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts, except for R$6,413 of tax basis from one subsidiary, where the Company recognize deferred tax assets as result of expected future taxable income (December 31, 2023: R$9,508).

20	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Additions	2,246	2,835	4,868	9,949
Reversals	(394)	(904)	(1,717)	(3,015)
Business combination	64	88	-	152
Balances as of June 30, 2023 (unaudited)	24,400	26,683	151,857	202,940

Balances as of January 1, 2024	22,721	21,300	60,340	104,361
Additions	5,166	4,594	12,797	22,557
Reversals	(5,892)	(1,357)	(20,413)	(27,662)
Balances as of June 30, 2024 (unaudited)	21,995	24,537	52,724	99,256

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relates to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2024	December 31, 2023
	(unaudited)
Labor	32,554	32,683
Civil	52,657	51,319
Taxes	6,251	5,669
	91,462	89,671

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$14,653 as of June 30, 2024 (December 31, 2023: R$14,187).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$73,710 (December 31, 2023: R$81,855) is presented in non-current other assets.

21	Non-cash transactions

During the six-month periods ended June 30, 2024 and 2023, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	69,313	37,625
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	-	2,556
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(8,145)	-

22	Subsequent events

Acquisition of Unidom

On July 1, 2024, Afya Brazil acquired 100% of the total share capital of Unidom Participações S.A. (“Unidom”) which encompasses Unidompedro and Faculdade Dom Luiz, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal.

The acquisition contributes with 300 operational medical school seats to Afya in Salvador, one of Brazil's largest cities. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidompedro. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidompedro has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The aggregate purchase price is R$660,000, net of the estimated Net Debt deducted from the down payment. The price and payment conditions are:

•	R$340,773, net of the estimated Net Debt, paid in cash on July 1, 2024; and
•	R$312,200 will be paid in up to 10 annual installments of R$31,220, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Additionally, if Unidompedro or Faculdade Dom Luiz wins the bid process in the Mais Médicos III Program an additional payment of R$250 thousand per granted medical school seat will be made. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at the acquisition date. Should the additional medical school seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these interim financial statements. The impact on the combined Company's revenue and profit or loss for the current reporting period as if the acquisition date had been as of the beginning of the reporting period is not available as the Company did not conclude this acquisition by June 30, 2024. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$2.225. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

Medical school seats increase in DelRey

On July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA located in the city of Maceió, State of Alagoas, which will result in an additional payment of R$1,250 per increased medical school seat, updated by IPCA since January 2, 2023 until the payment date, to the selling shareholders of DelRey. With this authorization, Afya reaches 220 medical school seats on this campus, and 3,583 total approved medical school seats.

Loan agreement

On August 7, 2024, Afya Brazil entered into a loan agreement with International Finance Corporation ("IFC") to finance its expansion program, through acquisitions.

The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”).

According to the financing terms, IFC will loan up to R$500.000, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.2%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved. The disbursement is subject to customary closing conditions.

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